SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Material Fact - 04/19

Transfer of the shares of the SPC Uirapuru Transmissora de Energia

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby announces to its shareholders and the market in general, in addition to Notice to the Market - IR 18/18 published on September 27, 2018, that, as of today,  occurred the transfer of all the shares that Eletrobras held in SPC Uirapuru Transmissora de Energia SA to Copel Geração e Transmissão SA (Copel GeT), relative to 75% of the capital of the enterprise, negotiated in the Eletrobras Auction nº 01/2018.

Copel GeT paid Eletrobras the amount of approximately R$100,000,000.00 (one hundred million reais), already updated until June 25, 2019.

In addition, it is expected that on June 28, 2019 the transfer of all the shares belonging to the Fundação Eletrosul de Previdência e Assistência Social – ELOS, which exercised its tag along right, concluding, in this way, the acquisition of 100% of the SPC Uirapur by Copel GeT.

The venture, which is already in commercial operation and corresponds to TL Ivaiporã - Londrina, consisting of 120 km of transmission line and an APR of R$ 32.4 million.

Subsidiary / SPC	Enterprise	State	km	APR¹ (R$ million)	Concession Expiration
Uirapuru Transmissora de Energia S.A	TL Ivaiporã - Londrina	PR	120	32.4	Mar-35
¹ According to Aneel Aproval Resolution No. 2.408/2018 of 06.26.2018. From July 2021 the APR will be reduced 50%.

The line transmission, which crosses 10 municipalities in Paraná (Manoel Ribas, Arivaha do Ivaí, Ivaiporã, Grandes Rios, Cruzmaltina, Faxinal, Marilândia do Sul, California, Apucarana and Londrina), is located close to other projects belonging to Copel GeT, and will provide synergy in the use of resources for operation and maintenance, diluting operational costs for the group.

Curitiba, June 25, 2019.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 25, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.